UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine-month periods ended September 30, 2013 and 2012 of Paragon Shipping Inc. (the "Company") and unaudited interim condensed consolidated financial statements of the Company for the nine-month periods ended September 30, 2013 and 2012, and the accompanying notes thereto. All share and per share amounts disclosed in this report give retroactive effect for all periods presented to the 10-for-1 reverse stock split that the Company effectuated on November 5, 2012.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-192517), filed on November 22, 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine-month periods ended September 30, 2013 and 2012. Unless otherwise specified herein, references to the "Company" or "we" shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission on April 3, 2013, as amended on April 18, 2013 (the "Annual Report"). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide ocean going transportation services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007.

Our current fleet consists of eight Panamax drybulk carriers, two Supramax drybulk carriers and three Handysize drybulk carriers. Furthermore, our current newbuilding program consists of one Handysize drybulk vessel, scheduled to be delivered in the fourth quarter of 2013, two Ultramax drybulk vessels, scheduled to be delivered in the second and third quarters of 2014, and two 4,800 TEU containerships, scheduled to be delivered in the third quarter of 2014.

As of September 30, 2013, we owned 13.8% of the outstanding common stock of Box Ships Inc. (NYSE: TEU) ("Box Ships").

Vessel Management

Allseas Marine S.A. ("Allseas") is responsible for all commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Allseas also provides commercial and technical management services for Box Ships' fleet. Allseas is controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou.

We primarily employ our vessels on period time charters, or on trip time charters. From time to time, we also employ our vessels in the spot charter market, on voyage charters, which generally last from ten days to three months. All of our vessels are currently employed on fixed-rate time charters with expirations ranging from November 2013 to November 2015.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•
Available days. We define available days as the number of calendar days in a period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. We define operating days as the total available days in a period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days. The shipping industry uses operating days to measure the number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, vessel positioning, dry-dockings or special or intermediate surveys.

•
Charter contracts. A period time charter and a trip time charter are generally contracts to charter a vessel for a specific period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross time charter revenues. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. In the case of a spot market voyage charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Whether our vessels are employed on time charters or in the spot market, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot market rates.

Charter Revenues

Charter revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under time charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the shipping market and other factors affecting the charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. Future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Voyage Expenses

Our voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Dry-docking Expenses

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material and the billing currency of the yard. We expense dry-docking costs as incurred.

Management Fees - Related Party

Management fees represent fees paid to Allseas in accordance with our management agreements and accounting agreement, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Management Agreements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Accounting Agreement" of our Annual Report for the year ended December 31, 2012.

Furthermore, in order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than the common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. The fair value of the shares issued to Loretto is deemed share-based compensation for management services and is charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto" of our Annual Report for the year ended December 31, 2012.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life is determined to be 25 years for drybulk carriers and 30 years for containerships from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value. Refer to "Item 5. Operating and Financial Review and Prospects–A. Operating Results–Critical Accounting Policies–Vessel Depreciation" of our Annual Report for the year ended December 31, 2012.

General and Administrative Expenses

General and administrative expenses include fees payable under our administrative and executive services agreements with Allseas, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Executive Services Agreement" of our Annual Report for the year ended December 31, 2012. In addition, general and administrative expenses include directors' fees, office rent, traveling expenses, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

Furthermore, our general and administrative expenses include share-based compensation. For more information on the non-vested share awards issued as incentive compensation under our Equity Incentive Plan, please see "Item 6. Directors, Senior Management and Employees—E. Share Ownership—Equity Incentive Plan" of our Annual Report for the year ended December 31, 2012.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We also expect to incur financing costs and interest expenses under our current and future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.

Selected Information

The following tables present selected unaudited consolidated financial and other data of the Company for the nine months ended September 30, 2012 and 2013 and as of December 31, 2012 and September 30, 2013, derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. All amounts are expressed in United States Dollars, except for fleet data.

	Nine Months Ended September 30,
	2012	2013
STATEMENTS OF COMPREHENSIVE LOSS DATA
Net revenue	37,355,838	40,685,326
Operating income / (loss)	2,498,254	(1,559,527)
Net loss	(17,885,810)	(10,992,587)
Loss per Class A common share, basic and diluted	(2.93)	(0.97)
CASH FLOW DATA
Net cash from operating activities	10,436,200	2,132,169
Net cash (used in) / from investing activities	(23,847,493)	5,377,336
Net cash from financing activities	2,008,217	19,049,363
Net (decrease) / increase in cash and cash equivalents	(11,403,076)	26,558,868

	December 31,	September 30,
	2012	2013
BALANCE SHEET DATA
Total assets	419,974,902	431,036,426
Total liabilities	204,454,389	192,695,009
Total shareholders' equity	215,520,513	238,341,417

	Nine Months Ended September 30,
	2012	2013
FLEET DATA
Calendar days for fleet	2,995	3,521
Available days for fleet	2,995	3,456
Operating days for fleet	2,980	3,442

Average number of vessels (1)	10.9	12.9
Number of vessels at end of period	12	13

Fleet utilization (2)	99.5%	99.6%
AVERAGE DAILY RESULTS
Vessel operating expenses (3)	4,684	4,474
Dry-docking expenses (4)	-	482
Management fees - related party (5)	998	1,312
General and administrative expenses (6)	2,101	1,938

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)	Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing operating days by available days of our fleet for the relevant period.

(3)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(4)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(5)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(6)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

Results of Operations

Nine months ended September 30, 2013 and 2012

The average number of vessels in our fleet was 12.9 for the nine months ended September 30, 2013, compared to 10.9 for the nine months ended September 30, 2012. The following analysis discusses the primary drivers of the differences between these periods.

•
Charter revenue—Charter revenue for the nine months ended September 30, 2013 was $43.0 million, compared to $39.5 million for the nine months ended September 30, 2012. The increase in charter revenue reflects principally the increase in the average number of vessels in our fleet and the corresponding increase in the number of operating days of our fleet from 2,980 for the nine months ended September 30, 2012, to 3,442 for the nine months ended September 30, 2013, partially offset by the decrease in the charter rates earned by the vessels period over period, as a result of the lower contracted rates and the continued weakness in the drybulk market. After deducting commissions of $2.3 million, we had net revenue of $40.7 million for the nine months ended September 30, 2013, compared to $37.4 million net revenue, after deducting commissions of $2.2 million, for the nine months ended September 30, 2012. The increase in commissions is mainly due to the increase in charter revenue.

•
Voyage expenses—For the nine months ended September 30, 2013, our voyage expenses amounted to $5.0 million, compared to $0.4 million for the nine months ended September 30, 2012. The increase in our voyage expenses mainly reflects an increase of $4.0 million in the bunkers consumed during off-hire periods, vessel positioning and traveling to and from dry-docking (there were three dry-dockings during the first nine months of 2013, while there were no dry-dockings during the same period in 2012), net of gains or losses from the sale of bunkers to charterers, as well as an increase of $0.2 million in war risk insurances. It also reflects an increase of $0.4 million in port charges and other related expenses, since one of our vessels was employed in two voyage charters during the nine months ended September 30, 2013, while during the same period in 2012, all of our vessels were employed under time charters.

•
Vessel operating expenses—Vessel operating expenses amounted to $15.8 million, or $4,474 per vessel per day for the nine months ended September 30, 2013, compared to $14.0 million, or $4,684 per vessel per day for the nine months ended September 30, 2012. The increase in the operating expenses reflects mainly the increase in the average number of our vessels from 10.9 vessels for the nine months ended September 30, 2012, to 12.9 for the nine months ended September 30, 2013. The decrease in the daily vessel operating expenses is due to the Company's cost control efficiency.

•
Dry-docking expenses—We incurred an aggregate of $1.7 million in dry-docking expenses for the nine months ended September 30, 2013. Three of our vessels underwent dry-docking during the first nine months of 2013, while none of our vessels were dry-docked during the same period in 2012.

•
Management fees - related party—We incurred an aggregate of $4.6 million, or $1,312 per vessel per day in management fees for the nine months ended September 30, 2013, compared to an aggregate of $3.0 million, or $998 per vessel per day in management fees for the nine months ended September 30, 2012. The increase in management fees mainly reflects the share based compensation of $1.0 million recorded in the nine months ended September 30, 2013, relating to the award of shares to Allseas, in line with the agreement with Loretto, as described in "Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Agreement with Loretto" of our Annual Report for the year ended December 31, 2012, while there were no such awards for the nine months ended September 30, 2012. It also reflects the increase in the average number of vessels in our fleet period over period and the corresponding increase in the number of calendar days of our fleet.

•
Depreciation—Depreciation of vessels for the nine months ended September 30, 2013 amounted to $12.7 million, compared to $12.3 million for the nine months ended September 30, 2012, reflecting the increase in the average number of vessels in our fleet for the nine months ended September 30, 2013, compared to the nine months ended September 30, 2012, partially offset by the increase in the estimated scrap rate used to calculate the vessels' salvage value from $150 to $300 per lightweight ton, effective from October 1, 2012, as discussed in "Item 5. Operating and Financial Review and Prospects–A. Operating Results–Critical Accounting Policies–Vessel Depreciation" of our Annual Report for the year ended December 31, 2012.

•
General and administrative expenses—General and administrative expenses for the nine months ended September 30, 2013 were $6.8 million, compared to $6.3 million in general and administrative expenses for the nine months ended September 30, 2012. The $0.5 million increase in general and administrative expenses relates mainly to expenses incurred in relation to our debt restructuring, which include an incentive compensation of $2.0 million (refer to Note 3 of our consolidated financial statements included in our Annual Report for the year ended December 31, 2012), partially offset by a $1.9 million decrease in share based compensation due to the lower amortization effect of the granted share awards.

•
Gain from vessel early redelivery—Gain from vessel early redelivery for the nine months ended September 30, 2013 of $2.3 million mainly represents the total cash compensation, net of commissions, received due to the early termination of the M/V Coral Seas and M/V Deep Seas time charter agreements with Morgan Stanley Capital Group Inc.

•
Gain from marketable securities, net—Gain from marketable securities, net, for the nine months ended September 30, 2013 of $2.2 million includes a gain of $3.1 million relating to the initial measurement of the 58,483 additional shares of Korea Line Corporation ("KLC") that were issued to us on May 9, 2013, pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court on March 28, 2013, partially offset by a loss of $0.9 million relating to the change in the fair value of the total of 65,896 KLC shares as of September 30, 2013, which was considered as other than temporary. Gain from marketable securities, net, for the nine months ended September 30, 2012 of $0.4 million includes a gain of $1.4 million relating to the initial measurement of the 7,413 shares of KLC, as adjusted to reflect the 15-for-1 reverse stock split effectuated on May 9, 2013, that were issued to us on May 24, 2012 as part of the settlement agreement we had entered into with KLC in 2011, partially offset by a loss of $1.0 million relating to the change in the fair value of such shares as of September 30, 2012, which was considered as other than temporary.

•
Interest and finance costs—Interest and finance costs for the nine months ended September 30, 2013 and 2012, were $5.4 million and $4.8 million, respectively. The increase in the interest and finance costs was mainly due to the increase in the interest rate margin of several of our loan and credit facilities following the completion of our debt restructuring as discussed in Note 9 of our consolidated financial statements included in our Annual Report for the year ended December 31, 2012, offset by the decrease in the average outstanding indebtedness.

•
Loss on derivatives, net—Loss on derivatives for the nine months ended September 30, 2013 of $0.1 million consists of an unrealized gain of $0.6 million, representing a gain to record at fair value our interest rate swaps for the first nine months of 2013, and realized expenses of $0.7 million incurred from interest rate swaps during the same period. Loss on derivatives for the nine months ended September 30, 2012 of $0.7 million consisted of an unrealized gain of $1.3 million, representing a gain to record at fair value our interest rate swaps for the first nine months of 2012, and realized expenses of $2.0 million incurred during the same period.

•
Equity in net income of affiliate—Equity in net income of affiliate for the nine months ended September 30, 2013 was $1.3 million, compared to $1.6 million for the same period in 2012. The decrease in equity in net income of affiliate is mainly associated with the decrease in our ownership of Box Ships' common stock from 21.1% as of June 30, 2012 and 16.7% as of September 30, 2012, to 13.8% as of September 30, 2013, as a result of the dilution effect due to our non-participation in the Box Ships' public offerings of 4,285,715 shares and 4,000,000 shares, completed on July 18, 2012 and March 18, 2013, respectively.

•
Loss on investment in affiliate—Loss on investment in affiliate of $5.8 million for the nine months ended September 30, 2013 consists of $0.4 million, relating to the dilution effect from the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013, as well as an impairment loss of $5.4 million recorded in September 2013, relating to the difference between the fair value and the book value of the Company's investment in Box Ships as of September 30, 2013, which was considered as other than temporary. Loss on investment in affiliate of $17.0 million for the nine months ended September 30, 2012 consists of $2.9 million, relating to the dilution effect from the Company's non-participation in the public offering of 4,285,715 common shares of Box Ships, which was completed on July 18, 2012, as well as an impairment loss of $14.1 million recorded in September 2012, relating to the difference between the fair value and the book value of the Company's investment in Box Ships as of September 30, 2012, which was considered as other than temporary.

•	Net loss—As a result of the above factors, net loss for the nine months ended September 30, 2013, was $11.0 million, compared to net loss of $17.9 million for the nine months ended September 30, 2012.

Cash Flows

Our principal sources of funds for the nine months ended September 30, 2013 have been our proceeds from the public offering of 6,000,000 Class A common shares completed in September 2013, our operating cash flows and the loan repayments from affiliate relating to the unsecured loan we have granted to Box Ships. Our principal uses of funds have been (i) capital expenditures for vessel acquisitions and advance payments for vessels under construction, (ii) working capital requirements and (iii) principal and interest payments on our existing indebtedness. Cash and cash equivalents totaled $44.2 million at September 30, 2013, compared to $17.7 million at December 31, 2012. We define working capital as current assets minus current liabilities. We had a working capital deficit of $114.6 million as of September 30, 2013, compared to the working capital surplus of $9.4 million as of December 31, 2012. The decrease in our working capital of $123.9 million is mainly due to the increase in the current portion of long-term debt, less the increase in the current portion of our restricted cash, by $161.2 million in the aggregate, due to the classification of our long-term debt as current as of September 30, 2013 (refer to Note 3 and Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein), offset by the increase from December 31, 2012 in cash and cash equivalents of $26.6 million, as a result of the proceeds from the public offering completed in September 2013, the increase from December 31, 2012 in marketable securities of $2.0 million, as a result of the 58,483 additional shares of KLC that were issued to us on May 9, 2013, and by other fluctuations in the remaining current assets and current liabilities.

Operating Activities

•
Net cash from operating activities was $2.1 million for the nine months ended September 30, 2013, compared to $10.4 million for the nine months ended September 30, 2012, mainly due to an increase in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees - related party and general and administrative expenses, that in the aggregate amounted to $11.1 million, a decrease in dividends received from Box Ships of $1.5 million and a decrease in other income relating to insurance claim recoveries of $0.7 million, partially offset by the higher charter revenue net of commissions by $3.3 million, an increase in gain from vessel early redelivery of $2.3 million and a decrease in cash paid for loan interest and realized expenses incurred from our derivative contracts that in the aggregate amounted to $0.7 million.

Investing Activities

•
Net cash from investing activities was $5.4 million for the nine months ended September 30, 2013. This mainly reflects a repayment from affiliate of $8.0 million in relation to our loan agreement with Box Ships and a return of our investment in Box Ships of $0.3 million, offset by the cash outflows of $2.8 million relating to the delivery of the M/V Priceless Seas and the remaining vessels under construction and the acquisition of other fixed assets of $0.1 million. Net cash used in investing activities for the nine months ended September 30, 2012 was $23.8 million, which mainly reflects the cash outflows of $31.5 million relating to the delivery of the M/V Prosperous Seas and the M/V Precious Seas and the acquisition of other fixed assets of $0.2 million, offset by a release of restricted cash of $7.7 million and a return of our investment in Box Ships of $0.2 million.

Financing Activities

•
Net cash from financing activities was $19.0 million for the nine months ended September 30, 2013, which mainly reflects the net proceeds of $32.2 million from the public offering of 6,000,000 Class A common shares completed in September 2013, offset by the long-term debt repayments of $12.3 million and the payment of financing costs of $0.9 million. Net cash from financing activities for the nine months ended September 30, 2012 was $2.0 million, which mainly reflects the proceeds from long-term debt of $28.9 million, offset by the long-term debt repayments of $26.3 million and the payment of financing costs of $0.6 million.

Loan Facilities

For information relating to our secured loan and credit facilities, please see Note 9 to our financial statements included in our Annual Report for the year ended December 31, 2012 and Note 8 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, their compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, principal repayments on loan facilities, and, with the discretion of our Board of Directors and subject to the consent of our lenders, the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our Board of Directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, restrictions under our loan and credit facilities, including our loan agreement with the Bank of Scotland, under which we are prohibited from paying any dividends until the maturity of the loan agreement in July 2015, and other external factors, limit our ability to pay dividends. See "Item 8. Financial Information—Dividend Policy" of our Annual Report for the year ended December 31, 2012.

Furthermore, we have entered into contracts for the construction of Handysize and Ultramax drybulk vessels, as well as 4,800 TEU containerships. On January 29, 2013, we took delivery of our third Handysize drybulk vessel, the M/V Priceless Seas. Our current newbuilding program consists of one Handysize drybulk vessel (Hull no. 625) with an expected delivery in the fourth quarter of 2013, two Ultramax drybulk vessels (Hull no. DY152 and Hull no. DY153) with expected deliveries in the second and third quarters of 2014, respectively, and two 4,800 TEU containerships (Hull no. 656 and Hull no. 657) with expected deliveries in the third quarter of 2014. Our current newbuilding program has an aggregate cost of $191.3 million, of which $149.7 million remains outstanding as the date of this report. We intend to finance the remaining construction costs of these vessels with cash on hand, operating cash flows, borrowings under our syndicated secured loan facility led by Nordea Bank Finland Plc ("Nordea"), as discussed below, additional bank debt that we intend to arrange and proceeds from future equity offerings. Upon the delivery of the M/V Priceless Seas in January 2013, no additional loan amount was drawn under the syndicated loan facility led by Nordea, which we entered into to partially finance the acquisition of our newbuilding Handysize drybulk vessels, and the respective vessel is not subject to any mortgage. We expect to finance our final contractual installment payment relating to Hull no. 625 of $21.7 million, due upon delivery of the vessel, with borrowings under our syndicated secured loan facility led by Nordea, which will also include the mortgaging of the M/V Priceless Seas.

In the first quarter of 2013, we finalized the documentation with all of our lenders and completed our debt restructuring as discussed in Note 9 of our consolidated financial statements included in our Annual Report for the year ended December 31, 2012.

As of September 30, 2013, we had $183.2 million of outstanding indebtedness to banks and we were in compliance with all of the covenants contained in our loan and credit facilities. In 2014, several of the waivers obtained following the completion of the Company's debt restructuring expire (refer to Note 9 of our consolidated financial statements included in our Annual Report for the year ended December 31, 2012). Given the current drybulk charter rates, it is probable that we will not be in compliance with the EBITDA coverage ratio contained in two of our loan and credit facilities, as of September 31, 2014, unless the chartering market experiences a significant improvement between now and then. As a result of the cross default provisions included in our loan agreements, actual breaches existing under our credit facilities could result in defaults under all of our debt and the acceleration of such debt by our lenders. We are currently in negotiations with our respective lenders to extend the waiver period of the aforementioned covenant. Although there can be no assurance that a successful resolution will be reached with our lenders, we believe that the negotiations will be successful and that our lenders will not demand payment of the loans before their maturity. Failure to obtain such extension to our already existing waivers may result in our inability to maintain compliance with the aforementioned covenant as of September 30, 2014. If this event occurs, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows, and as a result of which, we have presented all our borrowings as current.

We believe that our forecasted operating cash flows, together with our existing cash and cash equivalents, will be sufficient to meet our liquidity needs for the next 12 months, assuming the charter market does not further deteriorate and that we will successfully extend our existing waiver for the EBITDA coverage ratio covenant as discussed above.

On May 17, 2013, we signed an agreement with China Development Bank ("CDB") for a $69.0 million credit facility to partially finance our two 4,800 TEU containerships currently under construction, that are expected to be delivered in the third quarter of 2014. The CDB credit facility is available for drawdown upon the delivery of the vessels subject to certain contingencies and conditions. Box Ships will act jointly and severally as guarantor of the CDB credit facility, along with the Company, as approved by the shareholders of Box Ships on November 21, 2013, at Box Ships' 2013 Annual General Meeting of Shareholders. The CDB credit facility will be used to finance the lower of 60% of the construction cost of the vessels, or 80% of the vessels' market value at delivery. The facility matures ten years after the drawdown date. Under the terms of the credit facility, amounts borrowed will bear interest at LIBOR, plus a margin of 4.00%. In relation to the option we have granted to Box Ships to acquire the two 4,800 TEU containerships, the facility can be freely transferred to Box Ships in the event such option is declared.

On June 18, 2013, we signed an amending agreement with the syndicate led by Nordea, in relation to the secured loan facility dated May 5, 2011. The amending agreement removed the condition precedent relating to the full repayment of the outstanding loan due from Box Ships before the drawdown of the undrawn portion of the facility. In addition, the undrawn portion of the facility relating to the M/V Priceless Seas and Hull no. 625 was amended to be the lower of $25.4 million (decreased from $33.8 million) and an amount equal to 65% of the aggregate fair value of the respective vessels and the already mortgaged vessels, the M/V Prosperous Seas and the M/V Precious Seas, less the outstanding loan amount prior to the proposed drawdown date.

On August 21, 2013, we agreed with HSBC Bank Plc to extend the existing waivers relating to the financial covenants of EBITDA coverage ratio and interest coverage ratio for two quarters. More specifically, the expiration date of the respective waivers was extended from January 1, 2014 to July 1, 2014.

On September 13, 2013, we agreed with Unicredit Bank AG to extend the expiration date of the existing waiver relating to the financial covenant of EBITDA coverage ratio for two quarters, from January 1, 2014 to July 1, 2014, for a nominal fee and an advance payment of $1.5 million to partially prepay the upcoming three quarterly installments, starting with the installment due in the fourth quarter of 2013. The advance payment of $1.5 million was paid on September 13, 2013.

Currently, we have no unused facility in respect of our secured loan and credit facilities other than the undrawn portion of the syndicated secured loan facility led by Nordea and the CDB credit facility discussed above.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and, depending on the prevailing market conditions, the potential selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of September 30, 2013, we had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through swap agreements. For information relating to our swap agreements, please see Note 10 to our consolidated financial statements included in our Annual Report for the year ended December 31, 2012 and Notes 9 and 10 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Recent Developments

For information relating to our recent developments, please see Note 15 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Updated Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of November 29, 2013.

Operating Drybulk Fleet
Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Total Handysize	3	111,700
Grand Total	13	816,472

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type	Dwt	Expected Delivery
Ultramax
Hull no. DY152	Ultramax	63,500	Q2 2014
Hull no. DY153	Ultramax	63,500	Q3 2014
Total Ultramax	2	127,000
Handysize
Hull no. 625	Handysize	37,200	Q4 2013
Total Handysize	1	37,200
Grand Total	3	164,200

Containership Fleet

The following tables represent the containership newbuilding vessels that we have agreed to acquire as of November 29, 2013.

Containership Newbuildings that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	Q3 2014
Hull no. 657 (1)	4,800	56,500	Q3 2014
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Balance Sheets
As of December 31, 2012 and September 30, 2013
(Expressed in United States Dollars - except for share data)
	Notes	December 31, 2012	September 30, 2013
Assets
Current assets
Cash and cash equivalents		17,676,885	44,235,753
Restricted cash	Note 3	2,425,000	10,000,000
Trade receivables, net		2,060,453	5,715,114
Other receivables		729,766	890,635
Prepaid expenses		445,604	251,864
Due from related parties	Note 4	2,508,195	3,094,770
Inventories		920,013	2,395,609
Interest rate swaps	Notes 3, 9, 10	-	79,507
Other assets	Note 3	-	2,900,666
Loan to affiliate	Note 4	4,000,000	6,000,000
Marketable securities	Note 10	567,288	2,575,404
Total current assets		31,333,204	78,139,322
Fixed assets
Vessels, net	Note 6	298,376,440	310,392,732
Advances for vessels under construction	Note 5	49,592,684	27,945,904
Other fixed assets, net		497,619	523,468
Total fixed assets, net		348,466,743	338,862,104
Investment in affiliate	Note 7	19,987,743	14,025,000
Loan to affiliate	Note 4	10,000,000	-
Other assets	Note 3	2,602,212	-
Restricted cash	Note 3	7,585,000	10,000
Total Assets		419,974,902	431,036,426
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		2,597,253	4,198,846
Accrued expenses		2,109,952	2,736,810
Due to related parties	Note 4	84,705	665,345
Interest rate swaps	Notes 3, 9, 10	1,185,719	1,547,568
Deferred income		1,567,007	324,701
Current portion of long-term debt	Notes 3, 8	14,427,250	183,221,739
Total current liabilities		21,971,886	192,695,009
Long-term liabilities
Long-term debt	Notes 3, 8	181,114,926	-
Interest rate swaps	Notes 3, 9, 10	1,367,577	-
Total long-term liabilities		182,482,503	-
Total Liabilities		204,454,389	192,695,009
Commitments and Contingencies
Shareholders' Equity
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued and outstanding		-	-
Class A common shares, $0.001 par value; 750,000,000 authorized; 11,001,403 and 17,441,442 issued and outstanding at December 31, 2012 and September 30, 2013, respectively	Note 11	11,001	17,441
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding		-	-
Additional paid-in capital		460,094,256	493,552,034
Accumulated other comprehensive loss	Note 10	(627,104)	(277,831)
Accumulated deficit		(243,957,640)	(254,950,227)
Total Shareholders' Equity		215,520,513	238,341,417
Total Liabilities and Shareholders' Equity		419,974,902	431,036,426

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss
For the nine months ended September 30, 2012 and 2013
(Expressed in United States Dollars - except for share data)
	Notes	Nine Months Ended	Nine Months Ended
		September 30, 2012	September 30, 2013
Revenue
Charter revenue		39,536,592	43,021,461
Commissions (including related party of $480,707 and $547,469 for the nine months ended September 30, 2012 and 2013, respectively)	Note 4	(2,180,754)	(2,336,135)
Net Revenue		37,355,838	40,685,326
Expenses / (Income)
Voyage expenses, net		350,748	5,026,294
Vessels operating expenses (including related party of $516,198 and $584,047 for the nine months ended September 30, 2012 and 2013, respectively)	Note 4	14,029,628	15,753,723
Dry-docking expenses (including related party of $0 and $109,248 for the nine months ended September 30, 2012 and 2013, respectively)	Note 4	-	1,698,217
Management fees - related party	Note 4	2,989,520	4,620,394
Depreciation	Note 6	12,311,777	12,682,910
General and administrative expenses (including related party of $2,465,856 and $4,691,791 for the nine months ended
September 30, 2012 and 2013, respectively)	Note 4	6,293,568	6,823,437
Bad debt provisions		-	68,865
Gain from vessel early redelivery		-	(2,267,818)
Gain from marketable securities, net		(414,235)	(2,161,169)
Other income		(703,422)	-
Operating Income / (Loss)		2,498,254	(1,559,527)
Other Income / (Expenses)
Interest and finance costs		(4,798,734)	(5,417,953)
Loss on derivatives, net	Notes 9, 10	(727,340)	(54,492)
Interest income (including related party of $511,747 and
$489,518 for the nine months ended September 30, 2012 and 2013, respectively)	Note 4	557,510	506,674
Equity in net income of affiliate	Note 7	1,588,639	1,309,846
Loss on investment in affiliate	Note 7	(16,985,066)	(5,768,722)
Foreign currency loss		(19,073)	(8,413)
Total Other Expenses, net		(20,384,064)	(9,433,060)
Net Loss		(17,885,810)	(10,992,587)

Other Comprehensive Income / (Loss)
Unrealized (loss) / gain on cash flow hedges	Note 10	(858,342)	191,847
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	Note 10	100,318	233,096
Equity in other comprehensive income of affiliate	Note 10	-	77,383
Unrealized loss on change in fair value of marketable securities	Note 10	(980,430)	(1,105,190)
Transfer of impairment of marketable securities to "Gain from marketable securities, net"	Note 10	980,430	952,137
Total Other Comprehensive (Loss) / Income		(758,024)	349,273

Comprehensive Loss		(18,643,834)	(10,643,314)

Loss per Class A common share, basic and diluted	Note 13	$(2.93)	$(0.97)
Weighted average number of Class A common shares, basic and diluted	Note 13	5,929,115	11,114,617

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Shareholders' Equity
For the nine months ended September 30, 2012 and 2013
(Expressed in United States Dollars - except for share data)

	Class A Shares
				Accumulated
			Additional	Other
	Number of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Loss	Deficit	Total
Balance January 1, 2012	6,089,826	6,090	447,618,572	-	(226,400,515)	221,224,147
Issuance of non-vested Class A common share awards	9,800	10	(19,568)	-	-	(19,558)
Cancellation of non-vested Class A common share awards	(184)	(1)	1	-	-	-
Share based compensation	-	-	2,400,752	-	-	2,400,752
Net Loss	-	-	-	-	(17,885,810)	(17,885,810)
Other comprehensive loss	-	-	-	(758,024)	-	(758,024)
Balance September 30, 2012	6,099,442	6,099	449,999,757	(758,024)	(244,286,325)	204,961,507
Balance January 1, 2013	11,001,403	11,001	460,094,256	(627,104)	(243,957,640)	215,520,513
Issuance of Class A common shares	6,218,039	6,218	31,875,766	-	-	31,881,984
Issuance of non-vested Class A common share awards	222,000	222	(222)	-	-	-
Share based compensation	-	-	1,582,234	-	-	1,582,234
Net Loss	-	-	-	-	(10,992,587)	(10,992,587)
Other comprehensive income	-	-	-	349,273	-	349,273
Balance September 30, 2013	17,441,442	17,441	493,552,034	(277,831)	(254,950,227)	238,341,417

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2012 and 2013
(Expressed in United States Dollars - except for share data)
	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2013

Cash flows from operating activities
Net Loss	(17,885,810)	(10,992,587)
Adjustments to reconcile net loss to net cash provided by
operating activities
Depreciation	12,311,777	12,682,910
Loss on investment in affiliate	16,985,066	5,768,722
Amortization and write off of financing costs	323,568	344,371
Bad debt provisions	-	68,865
Share based compensation	2,400,752	1,582,234
Gain from marketable securities, net	(414,235)	(2,161,169)
Unrealized gain on interest rate swaps	(1,325,422)	(660,292)
Equity in net income of affiliate net of dividends received	1,202,991	-
Changes in assets and liabilities:
Trade receivables, net	(1,490,662)	(3,723,526)
Other receivables	268,136	(160,869)
Prepaid expenses	(10,933)	193,740
Inventories	(235,887)	(896,586)
Due from related parties	(789,948)	(690,055)
Trade accounts payable	(477,085)	882,081
Accrued expenses	(435,132)	555,996
Due to related parties	532,281	580,640
Deferred income	(523,257)	(1,242,306)
Net cash from operating activities	10,436,200	2,132,169
Cash flow from investing activities
Acquisition of vessels and capital expenditures	(31,491,703)	(2,797,093)
Repayment from affiliate	-	8,000,000
Return of investment in affiliate	164,620	271,404
Other fixed assets	(172,410)	(96,975)
Release of restricted cash	7,652,000	-
Net cash (used in) / from investing activities	(23,847,493)	5,377,336
Cash flows from financing activities
Proceeds from long-term debt	28,908,750	-
Repayment of long-term debt	(26,311,625)	(12,320,437)
Payment of financing costs	(569,350)	(861,142)
Proceeds from the issuance of Class A common shares, net	(19,558)	32,230,942
Net cash from financing activities	2,008,217	19,049,363
Net (decrease) / increase in cash and cash equivalents	(11,403,076)	26,558,868
Cash and cash equivalents at the beginning of the period	14,563,517	17,676,885
Cash and cash equivalents at the end of the period	3,160,441	44,235,753

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. ("Paragon") is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carriers. In December 2006, Paragon established a branch in Greece under the provision of Law 89 of 1967, as amended.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the "Company") as discussed below as of December 31, 2012 and September 30, 2013 and for the nine months ended September 30, 2012 and 2013.

Drybulk Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Co.	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	August 2008	2008	58,779
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	July 2010	2009	75,151
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	2012	37,293
Winselet Shipping & Trading Co. Ltd.	April 6, 2010	Liberia	Precious Seas	June 2012	2012	37,205
Aminta International S.A.	May 5, 2010	Liberia	Priceless Seas (1)	January 2013	2013	37,202

(1) Refer to Note 5

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

1. Basis of Presentation and General Information – Continued

Vessel Under Construction Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT / TEU
Irises Shipping Ltd.	October 6, 2009	Marshall Islands	656	Containership	2014	4,800 TEU
Nereus Navigation Ltd.	May 4, 2010	Marshall Islands	657	Containership	2014	4,800 TEU
Adonia Enterprises S.A.	May 5, 2010	Liberia	625	Drybulk Carrier	2013	37,200 Dwt

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Opera Navigation Co.	December 21, 2006	Marshall Islands
Ovation Services Inc.	September 16, 2009	Marshall Islands
Letitia Shipping Limited	May 4, 2010	Marshall Islands
Ardelia Navigation Limited	June 15, 2010	Liberia
Eridanus Trading Co.	July 1, 2010	Liberia
Delphis Shipping Company S.A.	February 7, 2011	Liberia

Effective November 5, 2012, the Company effectuated a 10-for-1 reverse stock split on its issued and outstanding common stock (refer to Note 12 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 3, 2013, as amended on April 18, 2013, or "Annual Report"). All share and per share amounts disclosed in the accompanying unaudited interim condensed consolidated financial statements give effect to the respective stock split retroactively, for all the periods presented.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim condensed consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2013. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2012 included in the Company's Annual Report.

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas"), a related party wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer (refer to Note 4).

As of September 30, 2013, Mr. Michael Bodouroglou beneficially owned 37.4% of the Company's common stock.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

2. Significant Accounting Policies

The same accounting policies have been followed in these unaudited interim condensed consolidated financial statements as were applied in the preparation of the Company's financial statements for the year ended December 31, 2012. See Note 2 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report.

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's unaudited condensed consolidated financial statements in the current period or expected to have an impact on future periods.

3. Going Concern

As of September 30, 2013, the Company was in compliance with the financial and security ratio covenants contained in its loan and credit facilities, as discussed in Note 8.

In 2014, several of the waivers obtained following the completion of the Company's debt restructuring expire (refer to Note 9 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report).

Given the current drybulk charter rates, it is probable that the Company will not be in compliance with the EBITDA coverage ratio contained in two of its loan and credit facilities, as of September 30, 2014, unless the chartering market experiences a significant improvement between now and then. As a result of the cross default provisions included in the Company's loan agreements, actual breaches existing under its credit facilities could result in defaults under all of the Company's debt and the acceleration of such debt by its lenders. Thus, as of September 30, 2013, the Company has classified its long-term debt as current, along with the associated restricted cash, deferred financing fees and interest rate swap assets and liabilities.

The Company is currently in negotiations with its respective lenders to extend the waiver period of the aforementioned covenant. As management believes that the negotiations will be successful and that the Company's lenders will not demand payment of the loans before their maturity, the accompanying interim condensed consolidated financial statements were prepared assuming that the Company will continue as a going concern. Therefore, the accompanying unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

4. Transactions with Related Parties

The following transactions with related parties occurred during the nine months ended September 30, 2012 and 2013.

(a)
Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: Rent expense under this lease amounted to $27,413 and $36,639 for the nine months ended September 30, 2012 and 2013, respectively, and is included in General and administrative expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive loss.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties – Continued

(b)	Allseas: The following amounts charged by Allseas are included in the accompanying unaudited interim condensed consolidated statements of comprehensive loss:

	Nine Months Ended September 30,
	2012	2013
Included in Commissions
Charter hire commissions	$480,707	$547,469

Included in Vessel operating expenses
Superintendent fees	$277,559	$303,775

Included in Dry-docking expenses
Superintendent fees	$-	$109,248

Management fees - related party
Management fees (1)	$2,496,622	$3,034,588
Financial accounting and reporting services	492,898	536,022
Loretto agreement	-	1,049,784
Total Management fees – related party	$2,989,520	$4,620,394

Included in General and administrative expenses
Administrative fees	$26,422	$28,350
Executive services agreement (2)	$2,412,021	$4,626,802

(1) The daily management fee per vessel is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. Effective June 1, 2013, Allseas management fee was adjusted from €652.02 to €661.15 per vessel per day (or $894.07 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3523 as of September 30, 2013).

(2) Includes incentive compensation of $0 and $1,960,500 for the nine months ended September 30, 2012 and 2013 (refer to Note 3 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report.)

The following amounts charged by Allseas are capitalized and are included in vessels cost and advances for vessels under construction in the accompanying unaudited interim condensed consolidated balance sheets: Technical management and superintendent fees relating to newbuilding vessels, pre-delivery services and vessel purchase commissions, which in the aggregate amounted to $1,200,038 and $765,331 for the nine months ended September 30, 2012 and 2013, respectively.

Each month, the Company funds a payment to Allseas to cover working capital needs equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from related parties. In addition, in 2012, an amount of $1,280,000 was remitted to Allseas for the issuance of a letter of guarantee relating to a dispute regarding one of the Company's vessels, and is reflected as Due from related parties (refer to Note 15). As of December 31, 2012 and September 30, 2013, the amount due from Allseas was $2,508,195 and $3,094,770, respectively.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

4. Transactions with Related Parties – Continued

(b)	Allseas - Continued

In connection with the private placement to Innovation Holdings S.A. ("Innovation Holdings") that closed in December 2012 and upon the finalization of the Company's debt restructuring (refer to Note 9 and 12 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report), effective February 15, 2013, 98,039 Class A common shares, representing the 2.0% of the 4,901,961 Class A common shares sold to Innovation Holdings in the private placement, were granted to Loretto Finance Inc. ("Loretto"), a wholly owned subsidiary of Allseas, pursuant to the tripartite agreement between the Company, Allseas and Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 15, 2013, was $335,784, which was recorded as share based compensation and is included in Management fees - related party in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2013. In addition, in connection with the public offering that was completed in September 2013 (refer to Note 11), effective September 27, 2013, 120,000 Class A common shares, representing the 2.0% of the 6,000,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on September 27, 2013, was $714,000, which was also recorded as share based compensation and is included in Management fees - related party in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2013.

(c)
Crewcare Inc. ("Crewcare") - Manning Agency Agreements: The expenses incurred amounted to $238,639 and $280,272 for the nine months ended September 30, 2012 and 2013, respectively, and are included in Vessel operating expenses. The balances due to Crewcare Inc. amounted to $84,705 and $665,345 as of December 31, 2012 and September 30, 2013, respectively.

(d)
Box Ships Inc. (NYSE: TEU) ("Box Ships"): As of December 31, 2012 and September 30, 2013, the Company held 16.4% and 13.8% of Box Ships' common stock, respectively. The decrease in the percentage of Box Ships' common stock held by the Company is due to the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013 (refer to Note 7).

As of December 31, 2012, the outstanding loan balance due from Box Ships was $14,000,000.  On February 28, 2013, Box Ships prepaid an amount of $1,000,000 and reduced the outstanding balance of the unsecured loan the Company has granted to Box Ships to $13,000,000. In addition, on March 11, 2013, the Company agreed to amend certain terms of the loan agreement. Pursuant to the amended agreement, the Company agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships was required to make quarterly principal installments in the amount of $1,000,000 each, with a final balloon payment of $9,000,000 due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000, which is included in Interest income in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2013, and to increase the margin from 4.0% to 5.0%. In April 2013, Box Ships paid the amendment fee of $65,000. For the nine months ended September 30, 2012 and 2013, interest charged on the respective loan amounted to $511,747 and $424,518, respectively, and is also included in Interest income. Pursuant to the amended loan agreement, on April 19, 2013 and on July 19, 2013, Box Ships proceeded with the first two quarterly principal installment payments of $1,000,000 each. In addition, on August 5, 2013, Box Ships prepaid an amount of $5,000,000 and reduced the outstanding balance of the respective loan to $6,000,000, which was fully repaid on October 18, 2013 (refer to Note 15).

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

5. Advances for Vessels under Construction

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

On January 29, 2013, the Company took delivery of the M/V Priceless Seas, and an amount of $1,419,475 was paid to the shipyard representing the final installment of the respective vessel which was financed from the Company's own funds. Upon the delivery of the M/V Priceless Seas, no loan amount was drawn and the respective vessel is not subject to any mortgage (refer to Note 9 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report).

As of September 30, 2013, the Company's newbuilding program consisted of one Handysize drybulk vessel (Hull no. 625) with expected delivery in the fourth quarter of 2013 and two 4,800 TEU containerships with expected delivery in the third quarter of 2014.

In addition, following the completion of the public offering of 6,000,000 common shares on September 27, 2013 (refer to Note 11), the Company completed the acquisition of shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas, as discussed in Note 15.

6. Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance December 31, 2012	$351,611,923	$(53,235,483)	$298,376,440
Newbuilding deliveries	24,581,533	-	24,581,533
Depreciation for the period	-	(12,565,241)	(12,565,241)
Balance September 30, 2013	$376,193,456	$(65,800,724)	$310,392,732

All Company's vessels were first-priority mortgaged as collateral to the loan and credit facilities and related interest rate swaps outstanding as at September 30, 2013, except for the M/V Priceless Seas as discussed in Note 5.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

7. Investment in Affiliate

The following table is a reconciliation of the Company's investment in affiliate as presented on the accompanying unaudited interim condensed consolidated balance sheet:

Balance, December 31, 2012	$19,987,743
Equity in net income of affiliate	1,309,846
Equity in other comprehensive income of affiliate	77,383
Dividends received	(1,581,250)
Dilution effect	(390,821)
Impairment in investment in affiliate	(5,377,901)
Balance, September 30, 2013	$14,025,000

As of December 31, 2012 and September 30, 2013, the Company held 3,437,500 shares or 16.4% and 13.8% of Box Ships' common stock, respectively. Following such dilution, the Company has reassessed the accounting for the investment in Box Ships and concluded that the application of the equity method is still appropriate.

Based on the closing price of Box Ships' common share as of September 30, 2013, of $4.08, the fair value of the investment in Box Ships, which is considered to be determined through Level 1 inputs of the fair value hierarchy, was $14,025,000. As of September 30, 2013, the Company considered the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore the investment was impaired (refer to Note 10).

The loss on investment in affiliate of $5,768,722 for the nine months ended September 30, 2013, consists of $390,821, relating to the dilution effect from the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013, as well as $5,377,901, relating to the difference between the fair value and the book value of the Company's investment in Box Ships as of September 30, 2013 (refer to Note 10).

8. Long-Term Debt

Debt	December 31, 2012	September 30, 2013
Current portion of long-term debt	$14,427,250	$183,221,739
Long-term debt	181,114,926	-
Total long-term debt	$195,542,176	$183,221,739

The loan and credit facilities are secured by first-priority mortgages on all the vessels described in Note 1, other than the M/V Priceless Seas as discussed in Note 5.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

8. Long-Term Debt

Details of the loan and credit facilities as of December 31, 2012 are discussed in Note 9 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report.

In the first quarter of 2013, the Company finalized the documentation with all of its lenders and completed its debt restructuring as discussed in Note 9 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report.

On May 17, 2013, the Company signed an agreement with China Development Bank ("CDB") for a $69,000,000 credit facility to partially finance the two 4,800 TEU containerships currently under construction, that are expected to be delivered in the third quarter of 2014. The CDB credit facility is available for drawdown upon the delivery of the vessels subject to certain contingencies and conditions. Box Ships will act jointly and severally as guarantor of the CDB credit facility, along with the Company, as approved by the shareholders of Box Ships on November 12, 2013, at Box Ships' 2013 Annual General Meeting of Shareholders. The CDB credit facility will be used to finance the lower of 60% of the construction cost of the vessels, or 80% of the vessels' market value at delivery. The facility matures ten years after the drawdown date. Under the terms of the credit facility, amounts borrowed will bear interest at LIBOR, plus a margin of 4.00%. In relation to the option the Company has granted to Box Ships to acquire the two 4,800 TEU containerships, the facility can be freely transferred to Box Ships in the event such option is declared.

On June 18, 2013, the Company signed an amending agreement with the syndicate led by Nordea Bank Finland Plc ("Nordea"), in relation to the secured loan facility dated May 5, 2011. The amending agreement removed the condition precedent relating to the full repayment of the outstanding loan due from Box Ships before the drawdown of the undrawn portion of the facility. In addition, the undrawn portion of the facility relating to the M/V Priceless Seas and Hull no. 625 was amended to be the lower of $25,394,427 (decreased from $33,802,880) and an amount equal to 65% of the aggregate fair value of the respective vessels and the already mortgaged vessels, the M/V Prosperous Seas and the M/V Precious Seas, less the outstanding loan amount prior to the proposed drawdown date. Under the facility, the Company is only permitted to drawdown the undrawn portion of the facility if no event of default has occurred or would result from the borrowing of the loan.

On August 21, 2013, the Company agreed with HSBC Bank Plc to extend the existing waivers relating to the financial covenants of EBITDA coverage ratio and interest coverage ratio for two quarters. More specifically, the expiration date of the respective waivers was extended from January 1, 2014 to July 1, 2014.

On September 13, 2013, the Company agreed with Unicredit Bank AG to extend the expiration date of the existing waiver relating to the financial covenant of EBITDA coverage ratio for two quarters, from January 1, 2014 to July 1, 2014, for a nominal fee and an advance payment of $1,500,000 to partially prepay the upcoming three quarterly loan installments, starting with the installment due in the fourth quarter of 2013. The advance payment of $1,500,000 was paid on September 13, 2013.

As of September 30, 2013, the Company has no unused facility in respect of its secured loan and credit facilities other than the undrawn portion of the syndicated secured loan facility led by Nordea and the CDB credit facility discussed above.

As of September 30, 2013, the Company was in compliance with all of its debt covenants. In 2014, several of the waivers obtained following the completion of the Company's debt restructuring expire. Given the current drybulk charter rates, it is probable that the Company will not be in compliance with the EBITDA coverage ratio contained in two of its loan and credit facilities, as of September 30, 2014, unless the chartering market experiences a significant improvement between now and then. As a result of the cross default provisions included in the Company's loan agreements, actual breaches existing under its credit facilities could result in defaults under all of the Company's debt and the acceleration of such debt by its lenders. Thus, as of September 30, 2013, the Company has classified its long-term debt as current, along with the associated restricted cash, deferred financing fees and interest rate swap assets and liabilities, as discussed in Note 3. The Company is currently in negotiations with its respective lenders to extend the waiver period of the aforementioned covenant.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

9. Interest Rate Swaps

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loan and credit facilities. These interest rate swap transactions fix the interest rates as described below.

As of September 30, 2013, the Company's outstanding interest rate swaps had a combined notional amount of $72,168,938. Details of the interest rate swap agreements, as of September 30, 2013, are outlined below:

Interest rate swaps that did not qualify for hedge accounting:

	Counterparty	Effective date	Termination date	Notional amount As of December 31, 2012	Notional amount As of September 30, 2013	Fixed rate	Floating rate
A	Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$45,900,000	$38,250,000	2.465%	3-month LIBOR
TOTAL				$45,900,000	$38,250,000

(1) The notional amount reduces by $2,550,000 on a quarterly basis up until the expiration of the interest rate swap.

Interest rate swaps that qualified for hedge accounting:

	Counterparty	Effective date	Termination date	Notional amount As of December 31, 2012	Notional amount As of September 30, 2013	Fixed rate	Floating rate
A	HSBC Bank Plc (1)	April 10, 2012	April 10, 2017	$5,520,000	$5,160,000	1.485%	3-month LIBOR
B	HSH Nordbank AG (2)	May 8, 2012	May 5, 2017	$11,062,500	$10,500,000	1.220%	3-month LIBOR
C	Nordea Bank Finland Plc (3)	May 4, 2012	March 31, 2017	$6,885,125	$6,522,750	1.140%	3-month LIBOR
D	Nordea Bank Finland Plc (4)	June 18, 2012	May 4, 2017	$6,846,531	$6,486,188	1.010%	3-month LIBOR
E	HSH Nordbank AG (5)	August 6, 2012	May 5, 2017	$5,531,250	$5,250,000	0.980%	3-month LIBOR
TOTAL				$35,845,406	$33,918,938

(1) The notional amount reduces by $120,000 on a quarterly basis up until the expiration of the interest rate swap.
(2) The notional amount reduces by $187,500 on a quarterly basis up until the expiration of the interest rate swap.
(3) The notional amount reduces by $120,792 on a quarterly basis up until the expiration of the interest rate swap.
(4) The notional amount reduces by $120,115 on a quarterly basis up until the expiration of the interest rate swap.
(5) The notional amount reduces by $93,750 on a quarterly basis up until the expiration of the interest rate swap.

The estimated net amount of cash flow hedge losses at September 30, 2013 that is estimated to be reclassified into statement of comprehensive income / (loss) within the next twelve months is $298,001.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

10. Financial Instruments and Fair Value Disclosures

The carrying values of cash and cash equivalents, restricted cash, trade receivables and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the credit and loan facilities approximate their carrying value, predominantly due to the variable interest rate nature thereof. Derivative financial instruments are stated at fair values.

When the interest rate swap contracts (refer to Note 9) qualify for hedge accounting, the Company recognizes the effective portion of the gain / (loss) on the hedging instruments directly in other comprehensive income / (loss) in the statement of shareholders' equity, while the ineffective portion, if any, is recognized immediately in current period statement of comprehensive income / (loss). When the interest rate swap contracts do not qualify for hedge accounting, the Company recognizes their fair value changes in current period statement of comprehensive income / (loss).

Information on the location and amounts of derivative fair values in the accompanying unaudited interim condensed consolidated balance sheets and derivative gains / (losses) in the accompanying unaudited interim condensed consolidated statements of comprehensive loss and shareholders' equity are shown below:

Derivative Instruments – Balance Sheet Location

		December 31, 2012	September 30, 2013
	Balance Sheet Location	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current assets – Interest rate swaps	$-	$(79,507)
Interest rate swaps	Current liabilities – Interest rate swaps	297,908	327,638
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	375,166	-
	Subtotal	$673,074	$248,131

Derivatives not designated as hedging instruments
Interest rate swaps	Current liabilities – Interest rate swaps	$887,811	$1,219,930
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	992,411	-
	Subtotal	$1,880,222	$1,219,930

Total derivatives		$2,553,296	$1,468,061

Effect of Derivative Instruments designated as hedging instruments

Gain / (Loss) Recognized in Accumulated Other Comprehensive Income / (Loss) – Effective Portion

	Nine Months Ended September 30,
	2012	2013
Interest rate swaps	$(858,342)	$191,847
Total	$(858,342)	$191,847

Location of Gain / (Loss) Transferred from Accumulated Other Comprehensive Income / (Loss) in Statement of Comprehensive Income / (Loss) – Effective Portion

		Nine Months Ended September 30,
	Location	2012	2013
Interest rate swaps – Realized Loss	Interest and finance costs	$(100,318)	$(233,096)
Total		$(100,318)	$(233,096)

There was no ineffective portion of the gain / (loss) on the hedging instruments for the nine months ended September 30, 2012 and 2013.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

10. Financial Instruments and Fair Value Disclosures – Continued

Effect of Derivative Instruments not designated as hedging instruments

		Nine Months Ended September 30,
	Location of Gain / (Loss) Recognized	2012	2013
Interest rate swaps – Fair value	Loss on derivatives, net	$1,325,422	$660,292
Interest rate swaps – Realized Loss	Loss on derivatives, net	(2,052,762)	(714,784)
Net loss on derivatives		$(727,340)	$(54,492)

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

The fair value of the Company's interest rate swap agreements (refer to Note 9) is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company's interest rate swaps as of December 31, 2012 and September 30, 2013.

	Significant Other Observable Inputs (Level 2)
Financial Instruments	December 31, 2012	September 30, 2013
Interest rate swaps – asset	$-	$(79,507)
Interest rate swaps – liability	2,553,296	1,547,568
Total	$2,553,296	$1,468,061

Marketable securities – shares of Korea Line Corporation ("KLC"):

On March 28, 2013, the Seoul Central District Court approved an amended KLC rehabilitation plan, under which nine-tenths of the remaining cash payments due to the Company under the agreement will be paid in shares of KLC rather than in cash, reducing the outstanding amount of cash the Company is entitled to receive from KLC from $5,798,363 to $579,836, which would be payable to the Company in nine annual installments of varying amounts. In addition, a 15-for-1 reverse stock split over the outstanding shares of KLC was approved.

On May 9, 2013, the 15-for-1 reverse stock split was effectuated. Accordingly, the reverse stock split adjusted the number of KLC shares held by the Company from 111,201 to 7,413. In addition, pursuant to the amended KLC rehabilitation plan, on May 9, 2013, 58,483 additional shares of KLC were issued to the Company, which would be secured at the Korean Securities Depository until November 10, 2013, increasing the total number of KLC shares held by the Company to 65,896 on a reverse stock split adjusted basis. Based on the closing price of KLC shares as of May 9, 2013, the fair value of the 58,483 additional KLC shares was $3,113,306, which was recognized as gain from marketable securities and is included in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2013.

The fair value of the total 65,896 KLC shares as of September 30, 2013, based on the respective latest publicly available information, was $2,575,404. The corresponding loss on change in the fair value was considered as other than temporary and therefore a loss of $952,137 was recognized. The respective loss is included in gain from marketable securities in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2013, after reclassifying this amount from the Company's other comprehensive income / (loss).

Subsequent to September 30, 2013, the fair value of the total 65,896 KLC shares continued to decline. The Company will consider whether any further decline in the fair value of KLC shares as of December 31, 2013, is due to other than temporary reasons. In this event, the Company will be required to recognize additional losses in the fourth quarter of 2013.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

10. Financial Instruments and Fair Value Disclosures – Continued

		Nine Months Ended September 30,
	Location of Gain / (Loss) Recognized	2012 Gain / (Loss)	2013 Gain / (Loss)
Marketable securities – Initial measurement	Gain on marketable securities, net	$1,394,665	$3,113,306
Marketable securities – Realized Loss	Gain on marketable securities, net	(980,430)	(952,137)
Net gain on marketable securities		$414,235	$2,161,169

The fair value of the KLC shares is based on quoted prices of KLC share of stock (Korea SE: KS) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the KLC shares as of September 30, 2013.

Financial Assets	Quoted Prices in Active Markets (Level 1)	Loss
KLC Shares – Marketable Securities	$2,575,404	$952,137

Financial Assets that are measured at fair value on a non-recurring basis

Investment in Box Ships Inc.:

During the nine months ended September 30, 2013, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss on its investment in Box Ships' common shares. The fair value of the investment in Box Ships based on the closing price of Box Ships' common share as of September 30, 2013, of $4.08, was $14,025,000. As of September 30, 2013, the Company considered the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore a loss of $5,377,901 was recognized. The respective loss is included in loss on investment in affiliate in the accompanying unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30, 2013.

The fair value of the investment in Box Ships is based on quoted prices of Box Ships share of stock (NYSE: TEU) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the Company's investment in Box Ships as of September 30, 2013.

Financial Assets	Quoted Prices in Active Markets (Level 1)	Loss
Investment in equity affiliate – Box Ships Inc.	$14,025,000	$5,377,901

As of December 31, 2012 and September 30, 2013, the Company did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis, other than the ones discussed above.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

11. Capital Structure

Private placement to Innovation Holdings completed on December 24, 2012

In connection with the private placement to Innovation Holdings that closed in December 2012 and upon the finalization of the Company's debt restructuring, effective February 15, 2013, 98,039 Class A common shares, representing the 2.0% of the 4,901,961 Class A common shares sold to Innovation Holdings in the private placement, were granted to Loretto.

Public offering completed on September 27, 2013

On September 27, 2013, the Company completed a public offering of 6,000,000 of its Class A common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares. The net proceeds from the offering, which amounted to $31,881,984 net of underwriting discounts and commissions of $2,070,000 and other offering expenses of $548,016 will be used to fund the initial deposits and other costs associated with the purchase of two Ultramax newbuilding drybulk carriers with scheduled deliveries in May and July 2014 (refer to Note 15) and other general corporate purposes, which may include additional newbuilding and secondhand vessel acquisitions and/or the repayment of debt.

In connection with the offering, 120,000 Class A common shares, representing the 2.0% of the 6,000,000 Class A common shares sold in the public offering, were granted to Loretto.

As of December 31, 2012 and September 30, 2013, the Company has a total of 11,001,403 and 17,441,442 Class A common shares outstanding, respectively, and no other class of shares outstanding.

12. Share Based Payments - Equity incentive plan – Non-vested share awards

A summary of the activity for non-vested share awards for the nine months ended September 30, 2013, is as follows:

	Number of Shares	Weighted Average Fair Value
Non vested, December 31, 2012	58,335	$10.08
Granted	222,000	2.71
Non vested, September 30, 2013	280,335	$5.93

The remaining unrecognized compensation cost amounting to $522,081 as of September 30, 2013, is expected to be recognized over the remaining weighted average period of 0.6 years, according to the contractual terms of those non-vested share awards.

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

13. Earnings per Share ("EPS")

The following table sets forth the computation of basic and diluted net income / (loss) per share for the nine months ended September 30, 2012 and 2013, adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012, as discussed in Note 12 of the Company's consolidated financial statements for the year ended December 31, 2012 included in the Company's Annual Report:

Basic and diluted EPS – Class A common shares – The two class method EPS is calculated as follows:

	Nine Months Ended September 30,
Numerators	2012	2013
Net loss	$(17,885,810)	$(10,992,587)
Less: Net loss attributable to non-vested share awards	497,320	228,186
Net loss attributable to common shareholders	$(17,388,490)	$(10,764,401)

Denominators
Weighted average common shares outstanding, basic and diluted	5,929,115	11,114,617

Net loss per common share, basic and diluted	$(2.93)	$(0.97)

Weighted Average Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards and Class A common shares issued for exercised stock option awards from the date they are issued or vested.

Weighted Average Shares – Diluted - In calculating diluted EPS, the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS, the following dilutive securities are included in the shares outstanding unless their effect is anti-dilutive:

•	Unvested share awards outstanding under the Company's Stock Incentive Plan

•	Class A common shares issuable upon exercise of the Company's outstanding options

The Company excluded the dilutive effect of 2,800 (September 30, 2012: 2,800) stock option awards and 280,335 non-vested share awards (September 30, 2012: 119,063) in calculating dilutive EPS for its Class A common shares as they were anti-dilutive.

14. Commitments and Contingencies

From time to time the Company is subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of September 30, 2013, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Newbuilding Commitments:

Future newbuilding installments based on the non-cancelable newbuilding contracts as of September 30, 2013 are as follows:

To September 30,
2014	$112,865,819
Total	$112,865,819

Paragon Shipping Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(Expressed in United States Dollars - except for share data)

15. Subsequent Events

Acquisition of Two Ultramax Newbuilding Drybulk Carriers

Following the completion of the public offering of 6,000,000 common shares on September 27, 2013 (refer to Note 11), the Company completed the acquisition of shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas. The Ultramax newbuildings have a carrying capacity of 63,500 dwt each, and are currently under construction at Yangzhou Dayang Shipbuilding Co., Ltd., member of Sinopacific Shipbuilding Group, with scheduled delivery on May 31, 2014 and July 31, 2014, respectively. The acquisition cost of these two newbuildings is $26,500,000 per vessel, or $53,000,000 in the aggregate. In October 2013, the Company paid a first installment of $8,058,495 per vessel. The balance of the contract price, or $18,441,505 per vessel, will be payable upon the delivery of each vessel. In addition, in October 2013, an amount of $265,000 per vessel was paid to Allseas, representing vessel purchase commissions equal to 1% of the acquisition cost, pursuant to the newbuilding supervision agreements between the respective ship-owning companies and Allseas.

The acquisition of the Ultramax newbuilding drybulk carriers will be treated as an acquisition of an asset.

Loan to Affiliate

On October 18, 2013, Box Ships repaid in full the outstanding amount of $6,052,262 of the unsecured loan that was granted on May 27, 2011.

Settlement Agreement with KLC

On October 29, 2013, KLC paid $402,596 representing the present value of the total outstanding cash payments the Company was entitled to receive as part of the settlement agreement entered into with KLC in September 2011 and pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court on March 28, 2013.

$1,280,000 Remittance to Allseas

In 2012, an amount of $1,280,000 was remitted to Allseas for the issuance of a letter of guarantee relating to a dispute regarding one of the Company's vessels. In November 2013, the dispute was resolved and the Company commenced the necessary procedures in order to release the guarantee of $1,280,000.

Incentive Compensation

On November 26, 2013, the Company approved incentive compensation of €1,580,000 in cash (or $2,143,428 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3566 as of November 26, 2013) for executive services and non-executive directors, payable in December 2013. In addition, pursuant to the amended and restated equity incentive plan, the Company granted an aggregate of 212,000 non-vested common shares to the Company's Chairman, President and Chief Executive Officer and non-executive directors, with a grant date fair value of $5.165 per share, which will vest ratably over a two-year period commencing on December 31, 2014.  Share-based compensation with respect to such non-vested common shares will be recognized over the period from the grant date to December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 29, 2013	By:	/s/ Robert Perri
	Name:	Robert Perri
	Title:	Chief Financial Officer